The Loev Law Firm, PC
6300 West Loop South, Suite 280
Bellaire, Texas 77401
Telephone (713) 524-4110
Facsimile (713) 524-4122

August 8, 2007
Mr. Garrett Johnston
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549
Phone: (202) 551-3334
Fax: (202) 772-9368

Re:	Suncross Exploration Corporation
Registration Statement on Form SB-2
Filed July 16, 2007
File No. 333-144597

Dear Mr. Johnston:

In response to your comment letter dated August 8, 2007, Suncross Exploration Corporation (the “Company”) has the following responses:

Form SB-2 filed July 16, 2007

General

1)           Please advise us of the type of payment rendered (i.e. cash or equity) to your counsel, Mr. David M. Loev, for providing his legal and/or consulting services.  We may have further comment pending our review of your response.

RESPONSE:

Mr. David M. Loev was paid solely in cash consideration for the legal services he rendered on the Company’s behalf.  He holds no equity interest in the Company, nor has he received any options, warrants or securities of any kind to purchase or receive any shares or equity in the Company.

Yours very truly,

/s/ David M. Loev
David M. Loev